As filed with the Securities and Exchange Commission on January 24, 1997
                                                  Registration No._____________
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------

                         MAGELLAN HEALTH SERVICES, INC.
             (Exact name of registrant as specified in its charter)
         Delaware                                            58-1076937
     (State or other jurisdiction of                         (I.R.S. Employer
      incorporation or organization)                         Identification No.)
                            3414 Peachtree Road, N.E.
                                   Suite 1400
                             Atlanta, Georgia 30326
                                 (404) 841-9200
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)

                      ------------------------------------

                              STEVE J. DAVIS, ESQ.,
                EXECUTIVE VICE PRESIDENT, ADMINISTRATIVE SERVICES
                               AND GENERAL COUNSEL
                         Magellan Health Services, Inc.
                            3414 Peachtree Road, N.E.
                                   Suite 1400
                             Atlanta, Georgia 30326
                                 (404) 841-9200
                    (Name , address, including zip code, and
                        telephone number, including area
                           code, of agent for service)

                      ------------------------------------

                                    Copy to:
                   CRAIG L. MCKNIGHT, EXECUTIVE VICE PRESIDENT
                           AND CHIEF FINANCIAL OFFICER
                         Magellan Health Services, Inc.
                            3414 Peachtree Road, N.E.
                                   Suite 1400
                             Atlanta, Georgia 30326
                                 (404) 841-9200
                      ------------------------------------

                  Approximate date of commencement of proposed
                   sale to public: From time to time after the
                  effective date of the Registration Statement.

                      ------------------------------------


If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                 Proposed       Proposed
 Title of                        maximum        maximum
  Shares           Amount        offering       aggregate     Amount of
  to be            to be          price         offering     registration
registered (1)    registered     per Unit (2)   price (2)        fee
--------------    ----------     ------------   ---------    -----------
Common Stock,
$.25 par value
per share ....    2,000,000      $22.25         $44,500,000  $13,484.85


(1) This Registration Statement also covers an equal number of Common Stock purchase rights issuable pursuant to Magellan Health Services, Inc. Share Purchase Rights Plan, which rights will be transferable only with related shares of Common Stock.

(2) Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, such amounts are based on the average of the high and low prices per share of Common Stock of Magellan Health Services, Inc. on January 17, 1997, as reported on the New York Stock Exchange.

                      ------------------------------------

PROSPECTUS
                                2,000,000 SHARES

                         MAGELLAN HEALTH SERVICES, INC.

                                  COMMON STOCK
                                ($.25 Par Value)

                      ------------------------------------


         The 2,000,000 shares (the "Warrant Shares") of common stock, $.25 par value ("Common Stock"), of Magellan Health Services, Inc. ("Magellan" or the "Company"), that are being hereby registered may be offered for sale from time to time by and for the account of Rainwater-Magellan Holdings, L.P. (the "Selling Stockholder"). See "Selling Stockholder." The Selling Stockholder obtained the right to purchase the Warrant Shares at $26.15 per share on January 25, 1996 upon the exercise of a Warrant (the "Warrant") issued pursuant to the Stock and Warrant Purchase Agreement (as hereinafter defined) in a private placement transaction with the Company. The Selling Stockholder currently owns 4,000,000 shares (the "Shares") of Common Stock that were acquired on January 25, 1996 pursuant to a Stock and Warrant Purchase Agreement. Magellan will not receive any of the proceeds from the sale of the Warrant Shares by the Selling Stockholder.

         Magellan is registering the Warrant Shares as required by a Stock and Warrant Purchase Agreement dated December 22, 1995, as amended, between Magellan and the Selling Stockholder (the "Stock and Warrant Purchase Agreement"). Magellan has also agreed to pay all fees and expenses incident to such registration, other than any underwriting discounts or any selling commissions payable in respect of sales of the Warrant Shares, which will be paid by the Selling Stockholder. It is estimated that the fees and expenses payable by the Company in connection with the registration of the Warrant Shares will be approximately $40,000. Magellan has agreed to keep the Registration Statement (as hereinafter defined) current and effective with certain exceptions as long as the Selling Stockholder and its affiliates collectively own at least 25% of the Shares and the Warrant Shares. See "Plan of Distribution."

         The Common Stock is listed on the New York Stock Exchange under the symbol "MGL." On January 23, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $22.875 per share.

         The Selling Stockholder from time to time may offer and sell the Warrant Shares directly or through agents or broker-dealers on the New York Stock Exchange or otherwise on prices and terms related to the then current market price or in privately negotiated transactions. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." The Selling Stockholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Warrant Shares to be made directly or through agents.

         Certain transfer restrictions have been placed on the Warrant Shares pursuant to the Stock and Warrant Purchase Agreement. Prior to January 25, 2000, the Selling Stockholder or its affiliates may not sell or transfer in a privately negotiated transaction to a single purchaser and its affiliates, or any "group" (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended) any Shares and Warrant Shares which would, in the aggregate, equal or exceed five percent (5%) of the Common Stock then outstanding on a fully-diluted basis. This restriction does not affect the transfer of Shares or Warrant Shares between the Selling Stockholder and its affiliates.

         The Selling Stockholder and any agents or broker-dealers that participate with the Selling Stockholder in the distribution of the Warrant Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and any commissions received by them and any profit on the resale of the Warrant Shares may be deemed to be underwriting commissions or discounts under the 1933 Act. See "Plan of Distribution" herein for indemnification arrangements among Magellan and the Selling Stockholder.

     THERE ARE CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN MAGELLAN COMMON STOCK. FOR A DISCUSSION OF SUCH RISKS, SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    The Date of this Prospectus is January ,1997.

                              AVAILABLE INFORMATION

         Magellan is subject to the informational requirements of the Exchange Act and, accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by Magellan can be inspected and copied at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock of Magellan is listed on the New York Stock Exchange, and such reports, proxy statements and other information concerning Magellan can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         Magellan has filed with the Commission a Registration Statement on Form S-3 (together with any amendments, the "Registration Statement") under the 1933 Act, covering the shares of Common Stock being offered by this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information and undertakings set forth in the Registration Statement and reference is made to such Registration Statement, including exhibits, which may be inspected and copied in the manner and at the locations specified above, for further information with respect to Magellan and the Common Stock. Statements contained in this Prospectus concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission by Magellan (Commission File No. 1-6639) are incorporated by reference into this
Prospectus:

         (i) Magellan's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, on Form 10-K filed on December 23, 1996;

         (ii) The description of the Common Stock in Magellan's registration statement on Form 8-A filed on December 27, 1996.

         In addition, all documents filed by Magellan pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made pursuant to the Registration Statement shall be deemed to be incorporated by reference into and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document so incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

         Magellan will provide, without charge, to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for copies of such documents should be directed to Mr. Kevin Helmintoller, Senior Director - Investor Relations, Magellan Health Services, Inc., 3414 Peachtree Road, N.E., Suite 1400, Atlanta, Georgia 30326, telephone (404) 841- 9200. These documents may also be accessed from the Commission's Internet site which is located at www.sec.gov.

                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Magellan Common Stock.

Acquisition Growth Strategy

         The Company has historically grown through acquisitions. There can be no assurance that the Company will be able to make successful acquisitions in the future or that any such acquisitions will be successfully integrated into its operations. In addition, future acquisitions could have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions while the acquired operations are being integrated into its operations.

Green Spring Health Services, Inc. Acquisition and Potential Adverse Reaction

         On December 13, 1995, the Company acquired a controlling interest in Green Spring Health Services, Inc. ("Green Spring"), a leading provider of managed behavioral healthcare services. The Company's hospitals have contracts with behavioral managed care companies other than Green Spring. Such other companies could decide to terminate their contracts with the Company's hospitals in reaction to the Company's acquisition of a majority interest in one of their major competitors.

Historical Operating Losses

         The Company experienced losses from continuing operations before reorganization items, extraordinary items and the cumulative effect of a change in accounting principle in each fiscal year since the completion of a management buyout in 1988 through fiscal 1995. Such losses amounted to $81.7 million for the ten-month period ended July 31, 1992, $8.1 million for the two-month period ended September 30, 1992 and $39.6 million, $47.0 million and $43.0 million for the fiscal years ended September 30, 1993, 1994 and 1995, respectively. The Company reported net revenue and net income of approximately $1.35 billion and $32.4 million, respectively, for the fiscal year ended September 30, 1996. There can be no assurance that the Company's profitability for the year ended September 30, 1996 will continue in future periods. The Company's history of losses could have an adverse effect on its operations.

Potential Hospital Closures

         The Company continually assesses events and changes in circumstances that could affect its business strategy and the viability of its operating facilities. During fiscal 1996, the Company consolidated, closed or sold nine psychiatric hospitals. The Company recorded charges of approximately $4.1 million for the year ended September 30, 1996 as a result of these consolidations, closures and sales. The Company may elect to consolidate services in selected markets and to close or sell additional facilities in future periods depending on market conditions and evolving business strategies. If the Company closes additional psychiatric hospitals in future periods, it could result in charges to income for the cost necessary to exit the hospital operations.

Potential Reductions in Reimbursement by
Third-Party Payers and Changes in Hospital Payor Mix

         The Company's hospitals have been adversely affected by factors influencing the entire psychiatric hospital industry. Factors which affect the Company include (i) the imposition of more stringent length of stay and admission criteria and other cost containment measures by payers; (ii) the failure of reimbursement rate increases from certain payers that reimburse on a per diem or other discounted basis to offset increases in the cost of providing services; (iii) an increase in the percentage of its business that the Company derives from payers that reimburse on a per diem or other discounted basis; (iv) a trend toward higher deductibles and co-insurance for individual patients; (v) pricing pressure related to increasing rate of claims denials by third party payers; and (vi) a trend toward limiting employee health benefits, such as reductions in annual and lifetime limits on mental health coverage. Any of these factors could result in reductions in the amounts that the Company's hospitals can expect to collect per patient day for services provided.

         For the fiscal year ended September 30, 1996, the Company derived approximately 21% of its gross psychiatric patient service revenue from managed care organizations (primarily HMOs and PPOs, as hereinafter defined), 25% from other private payers (primarily commercial insurance and Blue Cross), 28% from Medicare, 17% from Medicaid, 3% from the Civilian Health and Medical Program for the Uniformed Services ("CHAMPUS") and 6% from other government programs. Changes in the mix of the Company's patients among the managed care organizations, Medicare and Medicaid categories, and among different types of private-pay sources, can significantly affect the profitability of the Company's hospital operations. Therefore, there can be no assurance that payments under governmental and private third-party payer programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs of providing care to patients covered by such programs.

Previous Bankruptcy Reorganization

         The Company was reorganized pursuant to Chapter 11 of the United States Bankruptcy Code, effective on July 21, 1992 (the "Reorganization"). Prior to the Reorganization, the Company's total indebtedness was approximately $1.8 billion and from February 1991 until July 1992, the Company was in default in the payment of interest and principal, or both, on substantially all such indebtedness. The indebtedness was incurred by the Company in connection with a management buy-out of the Company in 1988 and a hospital-construction program. As a result of the Reorganization, the Company's long-term debt was reduced by approximately $700 million and its redeemable preferred stock of $233 million was eliminated. The holders of such debt and preferred stock received approximately 97% of Magellan's Common Stock outstanding on July 21, 1992.

Governmental Budgetary Constraints and Healthcare Reform

         In the 1995 and 1996 sessions of the United States Congress, the focus of healthcare legislation has been on budgetary and related funding mechanism issues. Both the Congress and the Clinton Administration have made proposals to reduce the rate of increase in projected Medicare and Medicaid expenditures and to change funding mechanisms and other aspects of both programs. If enacted, these proposals would generally reduce Medicare and Medicaid expenditures. The Company cannot predict the effect of any such legislation, if adopted, on its operations; but the Company anticipates that, although overall Medicare and Medicaid funding may be reduced from projected levels, the changes in such programs may provide opportunities to the Company to obtain increased Medicare and Medicaid business through risk-sharing or partial risk-sharing contracts with managed care plans and state Medicaid programs.

         A number of states in which the Company has operations have either adopted or are considering the adoption of healthcare reform proposals of general applicability or Medicaid reform proposals, partly in response to possible changes in Medicaid law. Where adopted, these state reform laws have often not yet been fully implemented. The Company cannot predict the effect of these state healthcare reform and Medicaid reform laws on its operations.

Provider Business-Competition

         Each of the Company's hospitals competes with other hospitals, some of which are larger and have greater financial resources. Some competing hospitals are owned and operated by governmental agencies, others by nonprofit organizations supported by endowments and charitable contributions and others by proprietary hospital corporations. The Company's hospitals frequently draw patients from areas outside their immediate locale and, therefore, the Company's hospitals may, in certain markets, compete with both local and distant hospitals. In addition, the Company's hospitals compete not only with other psychiatric hospitals, but also with psychiatric units in general hospitals, and outpatient services provided by the Company may compete with private practicing mental health professionals and publicly funded mental health centers. The competitive position of a hospital is, to a significant degree, dependent upon the number and quality of physicians who practice at the hospital and who are members of its medical staff. The Company has entered into joint venture arrangements with other healthcare providers in certain markets to promote more efficiency in the local delivery system. The Company believes that its provider business competes effectively with respect to the factors described above.
However, there can be no assurance that Magellan will be able to compete successfully in the provider business in the future.

         Competition among hospitals and other healthcare providers for patients has intensified in recent years. During this period, hospital occupancy rates for inpatient behavioral care patients in the United States have declined as a result of cost containment pressures, changing technology, changes in reimbursement, changes in practice patterns from inpatient to outpatient treatment and other factors. In recent years, the competitive position of hospitals has been affected by the ability of such hospitals to obtain contracts with Preferred Provider Organizations ("PPO's"), Health Maintenance Organizations ("HMO's") and other managed care programs to provide inpatient and other services. Such contracts normally involve a discount from the hospital's established charges, but provide a base of patient referrals. These contracts also frequently provide for pre-admission certification and for concurrent length of stay reviews. The importance of obtaining contracts with HMO's, PPO's and other managed care companies varies from market to market, depending on the individual market strength of the managed care companies. In certain states, state certificate of need laws place limitations on the Company's and its competitors' ability to build new hospitals and to expand existing hospitals and services. These laws do provide some protection from competition, as their interest is to prevent duplication of services. As of December 31, 1996, the Company operated 39 hospitals in 12 states (Arizona, Arkansas, California, Colorado, Indiana, Kansas, Louisiana, Nevada, New Mexico, South Dakota, Texas and Utah) which do not have certificate of need laws applicable to hospitals.

Managed Care Business - Competition

         The managed healthcare industry is being affected by various external factors including rising healthcare costs, intense price competition, and market consolidation by major managed care companies. Magellan faces competition from a number of sources including other behavioral health managed care companies and traditional full service managed care companies that contract to provide behavioral healthcare benefits. Also, to a lesser extent, competition exists from fully capitated multi-specialty medical groups and individual practice associations that directly contract with managed care companies and other customers to provide and manage all components of healthcare for their members including the behavioral healthcare component. The Company believes that the most significant factors in a customer's selection of a managed behavioral healthcare company include price, the extent and depth of provider networks and quality of services. The Company also believes that the acquisition of Green Spring creates opportunities to enhance its revenues through managed care contracts utilizing the continuum of care and through information systems that support care management and at-risk pricing mechanisms, although no such assurance can be given. Management believes that its managed care business competes effectively with respect to these factors. However, there can be no assurance that Magellan will be able to compete successfully in the managed care business in the future.

Limitations Imposed by the Credit Agreement and Senior Note Indenture

         In May 1994, the Company entered into a Second Amended and Restated Credit Agreement (the "Credit Agreement") with certain financial institutions and issued $375 million of Senior Subordinated Notes (the "Senior Notes") to institutional investors. In October 1996, the Company entered into a new Credit Agreement with certain financial institutions for a five-year senior secured reducing revolving credit facility in an aggregate committed amount of $400 million (the "New Revolving Credit Agreement"). The New Revolving Credit Agreement and the indenture for the Senior Notes contain a number of restrictive covenants which, among other things, limit the ability of the Company and certain of its subsidiaries to incur other indebtedness, repurchase issued and outstanding Common Stock, enter into certain joint venture transactions, incur liens, make certain restricted payments and investments and enter into certain business combination and asset sale transactions. These restrictions could adversely affect the Company's ability to conduct its operations, finance its capital needs or to pursue attractive business combinations and joint ventures if such opportunities arise. Under the New Revolving Credit Agreement, the Company also is required to maintain certain specified financial ratios. Failure by the Company to maintain such financial ratios or to comply with the restrictions contained in the Credit Agreement and the indenture for the Senior Notes could cause such indebtedness (and by reason of cross-acceleration provisions, other indebtedness) to become immediately due and payable and/or could cause the cessation of funding under the Credit Agreement.

Regulatory Environment

         The federal government and all states in which the Company operates regulate various aspects of the Company's businesses. Such regulations provide for periodic inspections or other reviews of the Company's provider operations by, among others, state agencies, the United States Department of Health and Human Services (the "Department") and CHAMPUS to determine compliance with their respective standards of care and other applicable conditions of participation which is necessary for continued licensure or participation in identified healthcare programs, including, but not limited to, Medicare, Medicaid and CHAMPUS. The Company is also subject to state regulation regarding the admission and treatment of patients and federal regulations regarding confidentiality of medical records of substance abuse patients. Although the Company endeavors to comply with such regulatory requirements, there can be no assurance that the Company will always be in full compliance. The failure to obtain or renew any required regulatory approvals or licenses or to qualify for continued participation in identified healthcare programs could adversely affect the Company's operations.

         The Company is also subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments between healthcare providers that are designed to induce overutilization of services paid for by Medicare or Medicaid. Such laws include the anti- kickback provisions of the federal Medicare and Medicaid Patients and Program Protection Act of 1987. These provisions prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. GPA, a subsidiary of Green Spring that owns or manages professional group practices, is subject to the federal and the state illegal remuneration, practice of medicine and certain other laws which prohibit the subsidiary from owning, but not managing, professional practices. In addition, some states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. The Company endeavors to comply with all federal and state laws applicable to its business. However, a violation of these federal and state laws may result in civil or criminal penalties for individuals or entities or exclusion from participation in identified healthcare programs.

         Magellan's managed care business operations, in some states, are subject to utilization review, licensure and related state regulation procedures. Green Spring provides managed behavioral healthcare services to various Blue Cross/Blue Shield plans that operate Medicare and Medicaid health maintenance organizations or other at-risk managed care programs and that participate in the Blue Cross Federal Employees health program. As a contractor to these Blue Cross/Blue Shield plans, Green Spring is indirectly subject to federal and, with respect to the Medicaid program, state monitoring and regulation of performance and financial reporting requirements. Although Magellan believes that it is in compliance with all current state and federal regulatory requirements applicable to the managed care business it conducts, failure to do so could adversely affect its operations.

         Physician ownership of or investment in healthcare entities to which they refer patients has come under increasing scrutiny at both state and federal levels. Congress passed legislation (commonly referred to as "Stark I") which prohibits physicians from referring Medicare patients for clinical laboratory services to an entity with which the physician has a financial relationship. The Department published final Stark I regulations on August 14, 1995, which govern how the Department views and reviews these financial relationships. Additionally, Congress passed legislation (commonly referred to as "Stark II") which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services, including inpatient and outpatient hospital services, to entities in which they have an ownership or investment interest or with which they have a compensation arrangement. The entity is also prohibited from billing the Medicare or Medicaid programs for such services rendered pursuant to a prohibited referral. To the extent designated services are provided by the Company's provider and managed care operations, physicians who have a financial relationship with the Company and the Company will be subject to the provisions of Stark II. Some states have passed similar legislation which prohibits the referral of private pay patients. To date, the Department has not published Stark II regulations. However, the Department indicated that it will review referrals involving any of the designated services under the language and interpretations set forth in the Stark I rule.

         The Company's acquisitions and joint venture activities are also subject to federal antitrust laws. The healthcare industry has recently been an active area of antitrust enforcement action by the United States Federal Trade Commission (the "FTC") and the Department of Justice ("DOJ"). The Company's acquisitions and joint venture arrangements could be the subject of a DOJ or an FTC enforcement action which, if determined adversely to the Company, could have a material adverse effect upon the Company's operations.

         Changes in laws or regulations or new interpretations of existing laws or regulations can have an adverse effect on the Company's operating methods, costs, reimbursement amounts and acquisition and joint venture activities. In addition, the healthcare industry is subject to increasing governmental scrutiny, and additional laws and regulations may be enacted which could require changes in the Company's operations. A federal or state agency charged with enforcement of such laws and regulations might assert an interpretation of such laws and resolutions or may increase scrutiny of a previously ignored area, which may require changes in the Company's operations.

Dependence on Healthcare Professionals

         Physicians traditionally have been the source of a significant portion of the patients treated at the Company's hospitals. Therefore, the success of the Company's hospitals is dependent in part on the number and quality of the physicians on the medical staffs of its hospitals and their admission practices. A small number of physicians account for a significant portion of patient admissions at some of the Company's hospitals. There can be no assurance that the Company can retain its current physicians on staff or that additional physician relationships will be developed in the future. Furthermore, hospital physicians generally are not employees of the Company and in general Magellan does not have contractual arrangements with hospital physicians restricting the ability of such physicians to practice elsewhere.

Potential General and Professional Liability

         Effective June 1, 1995, Plymouth Insurance Company, Ltd. ("Plymouth"), a wholly-owned Bermuda subsidiary of the Company, provides general and hospital professional liability insurance of up to $25 million per occurrence for the Company's hospitals. All of the risk of losses from $1.5 million to $25 million per occurrence has been reinsured with unaffiliated insurers. The Company also insures with an unaffiliated insurer 100% of the risk of losses between $25 million and $100 million per occurrence, subject to an annual aggregate limit of $75 million. The Company's general and professional liability coverage is written on a "claims made or circumstances reported" basis. For reinsured claims between $10 and $25 million per occurrence, the Company has an annual aggregate limit of coverage of $30 million. For reinsured claims between $1.5 million and $10 million per occurrence, the Company has no significant limitations on the aggregate dollar amounts of coverage.

         For the six years from June 1, 1989 through May 31, 1995, the Company had a similar general and hospital professional liability insurance program. For those years, the per occurrence deductible (with respect to which the Company was self-insured) was $2.5 million for the years ended May 31, 1990 and 1991, $2 million for the years ended May 31, 1992 and 1993 and $1.5 million (relating to the Company's general hospitals sold on September 30, 1993) for the year ended May 31, 1994. For psychiatric hospitals, Plymouth's coverage did not contain a per occurrence deductible for the years ended May 31, 1994 and 1995. In December 1994, the per occurrence deductible for the years ended May 31, 1989 and 1990 was eliminated. Plymouth provides coverage with no per occurrence deductible for hospital system claims which had not been paid prior to December 31, 1994. Plymouth does not underwrite any insurance policies with any parties other than the Company or its affiliates and subsidiaries.

         The amount of expense relating to Magellan's malpractice insurance may materially increase or decrease from year to year depending, among other things, on the nature and number of new reported claims against Magellan and amounts of settlements of previously reported claims. To date, Magellan has not experienced a loss in excess of policy limits. Management believes that its coverage limits are adequate. However, losses in excess of the limits described above or for which insurance is otherwise unavailable could have a material adverse effect upon the Company.

Potential Expiration and Realization Uncertainties Related to Estimated Tax Net Operating Loss Carryforwards

         As of September 30, 1996, the Company had estimated tax net operating loss ('NOL") carryforwards of approximately $250 million available to reduce future federal taxable income. These NOL carryforwards expire in 2006 through 2010 and are subject to adjustment upon examination by the Internal Revenue Service. Due to the ownership change which occurred as a result of the Reorganization, the Company's utilization of NOLs generated prior to the effective date of the Reorganization is limited. Based on this limitation and certain other factors, the Company has recorded a valuation allowance of approximately $102.2 million against the amount of the NOL deferred tax asset that in Management's opinion, is not likely to be recovered. There can be no assurance that these NOL carryforwards will not expire, be reduced or be made subject to further limitations prior to their potential utilization in future periods.

Capitation Arrangements

         The Company's managed care business contracts with companies holding state HMO or insurance company licenses on a capitated or "at-risk" basis where the risk of patient care is assumed by the Company in exchange for a monthly fee per member regardless of utilization level. As of September 30, 1996, approximately 30% of Green Spring's managed care members were under capitated arrangements. During fiscal 1996, approximately 70% of Green Spring's revenues were from at-risk contracts. Increases in utilization levels under capitated contractual arrangements could adversely effect the operations of the managed care business.

         Some jurisdictions are taking the position that capitated agreements in which the provider bears the risk should be regulated by insurance laws. In this regard, Green Spring's primary customers are comprised of Blue Cross/Blue Shield Plans and other insurance entities which are licensed insurance organizations in their respective states. Green Spring offers "carved out" managed mental health benefits, on a wholesale basis, as a vendor to the regulated insurance organizations. Most current employer group relationships are also contracted through the respective regulated insurance organizations. However, as Magellan and Green Spring develop more direct risk arrangements on a retail basis directly with employer groups or other non-insurance entity customers, the Company may be required to obtain insurance licenses in the respective states where the direct risk arrangements are to be pursued. There can be no assurance that the Company can obtain the insurance licenses required by the respective states in a timely or cost effective manner to respond to market demand.

Mental Health Parity Legislation

         In October 1996, President Clinton signed a bill submitted by the U.S. Congress that prohibits health plans from setting annual or lifetime caps on mental health coverage ("parity") at levels below those set for general medical/surgical healthcare services. The bill does not require a health plan to offer or provide mental health services and does not affect other terms and conditions of health plans, such as inpatient day or outpatient visit limits or scope of benefits, nor does this bill prohibit health plans from utilizing other forms of cost containment. The definition of mental health services in the bill excludes substance abuse and chemical dependency. The effective date for the parity legislation is January 1, 1998. Other key components of the parity legislation are as follows:

1)   Employers   with  50  or  fewer   employees  are  exempt  from  the  parity
     legislation.

2) Health plans that incur increased costs of 1% or more as a result of the parity legislation will be exempt.

3) The parity legislation expires on September 30, 2001 unless extended by Congress.

         The Company views the parity legislation as an acknowledgment by the Federal government of the importance of effective treatment of mental health disorders for society in general. The parity legislation could result in cost containment mechanisms by third party payers such as the elimination of mental health benefit plans or encouraging the utilization of managed care organizations to administer mental health benefit plans, which could both result in lower demand and lower revenue per equivalent patient day in the Company's provider business. However, this bill is subject to administrative and judicial interpretation, neither of which the Company is able to predict. There can be no assurance that such interpretations will not adversely effect the Company's business.

Shares Eligible for Future Sale

         Upon completion of this offering, the Warrant Shares will be eligible for sale in the open market without restriction. In addition, the Shares (4,000,000) held by the Selling Stockholder are elibible for sale in the open market after January 25, 1997, without restriction. In connection with the acquisition of a majority interest in Green Spring, the remaining Green Spring stockholders, consisting of four Blue Cross/Blue Shield plans (the "Minority Stockholders") have the option, under certain circumstances, to exchange their ownership interests in Green Spring for up to 2,831,739 shares of the Company's Common Stock or $65.1 million in the Company's subordinated notes (the "Exchange Option"). Assuming exercise by all of the Minority Stockholders of the Exchange Option for Common Stock, all 2,831,739 shares of Common Stock issuable upon exercise of the Exchange Option will be eligible for sale in the open market without restriction. As of December 31, 1996, the Company's officers, directors and employees held options for the purchase of 3,226,490 shares of Common Stock (1,203,210 of which are vested and 2,023,280 of which are subject to vesting periods of up to four years in duration). Upon exercise, the shares of Common Stock underlying such options will be eligible for sale on the open market without restriction, except that Directors and certain Officers of the Company must effect such sales pursuant to Rule 144 under the 1933 Act. Following this offering, sales and potential sales of shares of Common Stock in the public market pursuant to Rule 144 or otherwise could adversely affect the prevailing market prices for the Common Stock and impair the Company's ability to raise additional equity capital.

Possible Volatility of Stock Price

         The Company believes factors such as announcements with respect to healthcare reform measures, reductions in government healthcare program projected expenditures, acquisitions and quarter-to-quarter and year-to-year variations in financial results could cause the market price of Magellan Common Stock to fluctuate substantially. Any such adverse announcement with respect to healthcare reform measures or program expenditures, acquisitions or any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of Magellan Common Stock in any given period. As a result, the market for Magellan Common Stock may experience price and volume fluctuations unrelated to the operating performance of Magellan. See "Price Range of Common Stock and Dividend Policy" on page 12.

                                   THE COMPANY

         This section contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, without limitation, the percentage contribution to total revenues that the Company expects to receive from each of its three lines of business during fiscal 1997. (See the final sentence of "The Company-- Charter", "-- Green Spring, " and "-- Magellan Public Solutions"). Actual results may differ mutually from those projected in such forward looking statements, by, among other things, the factors identified in "Risk Factors".

         Magellan is an integrated national behavioral healthcare company. The Company operates through three principal subsidiaries engaging in (i) the provider business, (ii) the managed care business and (iii) the public sector business.

         Charter Behavioral Health Systems, Inc. ("Charter"), the Company's wholly-owned subsidiary that engages in the provider business, operated 90 acute care psychiatric hospitals and four residential psychiatric treatment centers with an aggregate capacity of 8,463 licensed beds as of December 31, 1996. Charter also manages one acute care psychiatric hospital with 34 licensed beds. Eighty-eight of Charter's hospitals operate partial hospitalization programs and the Company operates approximately 150 outpatient centers, staffed by mental health professionals. Approximately 77% of the Company's fiscal 1996 consolidated revenue was contributed by the provider business. Management estimates that approximately 65% of its fiscal 1997 consolidated revenue will be contributed by the provider business.

         Green Spring, the Company's 61% owned subsidiary that engages in the managed care business, provides managed behavioral healthcare services, which include (i) Enhanced Utilization Management, a utilization review process that employs clinical criteria designed to provide each patient with accessible, appropriate and affordable treatment across the entire continuum of care and services; (ii) Care Management, a fully integrated healthcare model that offers utilization review services and provides care to patients through the management of a national network of contract providers and Green Spring-owned staff model clinics; (iii) Comprehensive Administrative Services, including member assistance, management reporting, claims processing, clinical management information and provider referral systems that are adaptable to customer circumstances and requirements through a network of more than 30,000 providers nationwide covering approximately 13.6 million members as of September 30, 1996. Approximately 17% of the Company's fiscal 1996 consolidated revenue was provided by the managed care business. Management estimates that approximately 25% of its fiscal 1997 consolidated revenue will be contributed by the managed care business.

         Magellan Public Solutions, Inc. ("Public Solutions"), the Company's wholly-owned subsidiary that engages in the public sector business, provides specialty home-based behavioral healthcare services, behavioral services in correctional facilities and troubled and delinquent adolescent facilities services pursuant to contractual arrangements with governmental agencies. Approximately 6% of the Company's fiscal 1996 consolidated revenue was provided by the public sector business. Management estimates that approximately 10% of its fiscal 1997 consolidated revenue will be contributed by the public sector business.

         Magellan's business strategy is to provide access to a full continuum of behavioral healthcare and managed care services and to perform such services in a cost effective manner with monitored results. The Company's integrated national behavioral healthcare system has the capability to deliver and to manage the delivery of behavioral healthcare services for large public and private payers who need assistance in managing the risk of behavioral healthcare costs.

         Magellan was incorporated in 1969 under the laws of the State of Delaware. The Common Stock is traded on the New York Stock Exchange under the symbol "MGL." Unless the context otherwise requires, references to Magellan include Magellan Health Services, Inc. and its subsidiaries. Magellan's principal executive offices are located at 3414 Peachtree Road, N.E., Suite 1400, Atlanta, Georgia 30326, and its telephone number is (404) 841-9200.

                               RECENT DEVELOPMENTS

Green Spring Acquisition

         On December 13, 1995, the Company acquired a 51% ownership interest in Green Spring for approximately $68.9 million in cash, the issuance of 215,458 shares of Common Stock valued at approximately $4.3 million and the contribution of Group Practice Affiliates, a wholly-owned Magellan subsidiary, which became a wholly-owned subsidiary of Green Spring. On December 20, 1995, the Company acquired an additional 10% ownership interest in Green Spring for approximately $16.7 million in cash as a result of an exercise by a minority stockholder of its Exchange Option for a portion of the stockholder's interest in Green Spring. The Company currently has a 61% ownership interest in Green Spring.

         The Company believes the Green Spring acquisition and the creation of Public Solutions combined with the existing provider business created the first fully integrated national behavioral healthcare system and gives the Company the capability to provide case management and delivery services to large private organizations and a public sector marketplace seeking increased privatization of services. The Company changed its name to Magellan Health Services, Inc. on December 21, 1995 to reflect the broader range of services it expects to provide as a result of the Green Spring acquisition and the creation of Public Solutions.

         The minority stockholders of Green Spring consist of four Blue Cross/Blue Shield organizations (the "Blues") that are key customers of Green Spring. In addition, two other Blues organizations that formerly owned a portion of Green Spring will continue as customers of Green Spring. As of December 31, 1996, the minority stockholders of Green Spring have the Exchange Option, which under certain circumstances, allows the minority stockholders to exchange their ownership interests in Green Spring for 2,831,739 shares of Magellan Common Stock or $65.1 million in subordinated notes. The Company may elect to pay cash in lieu of issuing the subordinated notes. The Exchange Option expires December 13, 1998.

Sale of Common Stock and Warrant

         On January 25, 1996, the Company completed the sale to the Selling Stockholder of the Shares, along with the warrant to purchase an additional 2,000,000 shares of Common Stock, pursuant to the Stock and Warrant Purchase

Agreement. The Warrant, which expires in January 2000, entitles the Selling Stockholder to purchase the Warrant Shares at a per share price of $26.15, subject to adjustment for certain dilutive events, and provides registration rights for the Warrant Shares. The aggregate purchase price for the Shares and the Warrant was $69,732,000. The Selling Stockholder currently owns approximately 14.0% of the outstanding voting securities of Magellan. The Warrant becomes exercisable on January 25, 1997 and expires on January 25, 2000.

         The Stock and Warrant Purchase Agreement places certain restrictions on the sale or transfer of the Shares and the Warrant Shares. As a result, no more than 40,000 Shares may be sold by the Selling Stockholder or its affiliates prior to January 25, 1997. Further, prior to January 25, 2000, the Selling Stockholder or its affiliates may not sell or transfer in a privately negotiated transaction to a single purchaser and its affiliates or a "group" ( as defined in Rule 13d- 5(b)(1) under the Exchange Act) Shares or Warrant Shares which would, in the aggregate, equal or exceed five percent (5%) of the Common Stock then outstanding on a fully-diluted basis. Neither of these restrictions affect the free transferability of the Shares or the Warrant Shares among the Selling Stockholder and its affiliates. In addition, the Stock and Warrant Purchase Agreement contains certain standstill covenants on the part of the Selling Stockholder which, among other things, prohibit the Selling Stockholder and its affiliates from purchasing additional shares of Common Stock so that they collectively own in excess of 20% of the outstanding shares of Common Stock prior to January, 1998. The Stock and Warrant Purchase Agreement also grants the Selling Stockholder certain board representation rights. See "Selling Stockholder".

         The Company used $68.0 million of the proceeds from the sale of the Shares and the Warrant to the Selling Stockholder to repay indebtedness incurred under the Company's Credit Agreement, which indebtedness was incurred in connection with the investments in Green Spring during the first quarter of fiscal 1996.

New Revolving Credit Agreement

         On October 28, 1996, the Company entered into a new Credit Agreement with certain financial institutions for a five-year senior secured reducing revolving credit facility in an aggregate committed amount of $400 million. The Company borrowed approximately $121.0 million under the New Revolving Credit Agreement in October 1996 to (i) pay-off the existing borrowings under the Revolving Credit Agreement (as hereinafter defined) and (ii) pay for fees and expenses related to the New Revolving Credit Agreement.

         The loans outstanding under the New Revolving Credit Agreement bear interest (subject to certain potential adjustments) at a rate per annum equal to one, two, three or six-month LIBOR plus 1.25% or the Prime Lending Rate. Interest on Prime Lending Rate loans is payable at the end of each fiscal quarter and upon conversion to a LIBOR-based loan. Interest on LIBOR-based loans is payable at the end of their respective one, two, three or six-month terms.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Warrant Shares. All of the proceeds from the sale of the Warrant Shares will be received by the Selling Stockholder.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         The Common Stock is listed for trading on the New York Stock Exchange (ticker symbol "MGL"). As of December 31, 1996, there were 11,063 holders of record of the Company's Common Stock. The following table sets forth the high and low sales prices of the Company's Common Stock as reported by the American Stock Exchange (through December 30, 1996) and the New York Stock Exchange from December 31, 1996 through January 23, 1997:


                                                  Common Stock Sales Prices
                                                  -------------------------
                  Calendar Year                    High               Low
----------------------------------------          ------             ------
1994
       Fourth Quarter ..................          $28 1/2           $ 19

1995
       First Quarter ...................          $21 1/4           $13 7/8
       Second Quarter ..................           19 5/8            15 5/8
       Third Quarter ...................           23 1/4            16 1/4
       Fourth Quarter ..................           24 1/4            17 3/8

1996
       First Quarter ...................          $  25             $21 3/8
       Second Quarter ..................           24 7/8             21
       Third Quarter ...................           21 5/8            14 3/4
       Fourth Quarter ..................           22 5/8            17 3/8

1997
       First Quarter (through January 23, 1997)   $23 1/8           $20 5/8


         The Company has not declared any cash dividends during the last three fiscal years. As of December 31, 1996, the Company was prohibited from paying dividends on its common stock under the terms of its New Revolving Credit Agreement.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Magellan as of September 30, 1996 and as adjusted to reflect the potential exercise of the Warrant at $26.15 per share by the Selling Shareholder.





                                                                         Actual                 As Adjusted
                                                                    ------------------       ------------------
                                                                    September 30, 1996       September 30, 1996
                                                                    ------------------       ------------------
                                                                       (in thousands, except per share data)

Revolving Credit Agreement ......................................   $ 105,593                $  53,333
11.25% Senior Subordinated Notes due 2004 .......................     375,000                  375,000
Other long-term debt ............................................      91,465                   91,465
Stockholders' equity:
       Preferred stock, without par value;
         10,000 authorized; none issued and outstanding .........          --                       --
       Common Stock, $.25 par value; 80,000
         authorized; 33,007 issued and outstanding; 35,007 issued
          and outstanding as adjusted ...........................       8,252                    8,752
       Additional paid-in capital ...............................     327,681                  379,441
       Accumulated deficit ......................................    (129,457)                (129,457)
       Warrants outstanding .....................................          54                       54
       Common Stock in Treasury, 4,424 shares ...................     (82,731)                 (82,731)
       Cumulative foreign currency adjustments ..................      (1,982)                  (1,982)
                                                                    ---------                ---------
            Total stockholders' equity ..........................     121,817                  174,077
                                                                    ---------                ---------
            Total capitalization ................................   $ 693,875                $ 693,875
                                                                    =========                =========




                         SELECTED FINANCIAL INFORMATION

         The following table sets forth selected historical financial data and selected pro forma financial data for Magellan for the year ended September 30, 1996. The selected historical financial data for the year ended September 30, 1996 have been derived from the audited historical financial statements of Magellan. The selected pro forma financial data gives effect to (i) the January 25, 1996 sale of the Shares to the Selling Stockholder, (ii) the September 27, 1996 repurchase of 3,961,505 shares of common stock pursuant to a "Dutch Auction" self-tender offer to stockholders (the "Share Repurchase") and (iii) the potential exercise of the Warrant for 2,000,000 shares of common stock by the Selling Shareholder, as if such transactions had occurred on October 1, 1995 (in thousands, except per share data).


                                                            Fiscal Year Ended
                                                            September 30, 1996
                                             -----------------------------------------------------
                                                             Pro Forma              Pro Forma
                                                           Before Assumed        After Assumed
                                                           Exercise of the       Exercise of the
                                               Actual        Warrant (1)            Warrant (2)
                                              -------       --------------       ---------------
Net income ................................   $32,383       $30,598              $32,965
Average number of common shares outstanding    31,104        28,374               30,374
Net income  per common share ..............      1.04          1.08                 1.09



(1) The adjustments to pro forma net income , net income per common share and average number of common shares outstanding result from the issuance of the Shares to the Selling Stockholder and the Share Repurchase, and the related adjustments to increase interest expense, net of tax, to effect for changes in outstanding borrowings under the Credit Agreement for the fiscal year ended September 30, 1996.

(2) The adjustments to pro forma net income, net income per common share and average number of common shares outstanding result from the assumed exercise of the Warrant by the Selling Stockholder and the related adjustment to decrease interest expense, net of tax, to effect for changes in outstanding borrowings under the Credit Agreement for the fiscal year ended September 30, 1996.

                               SELLING STOCKHOLDER

         The following table sets forth certain information with respect to the ownership of the Warrant Shares as of January 24, 1997, and as adjusted to reflect the sale of the Warrant Shares offered hereby, by the Selling Stockholder. The Selling Stockholder has sole voting and investment power with respect to the Warrant Shares. Under the rules of the Securities and Exchange Commission, Rainwater, Inc., the general partner of the Selling Stockholder, and Richard E. Rainwater, the sole shareholder and a director of Rainwater, Inc. are also deemed to be beneficial owners of the Shares. Darla Moore, Vice President and a Director of Rainwater, Inc. was elected to the Board of Directors of Magellan on February 22, 1996 pursuant to the Stock and Warrant Purchase Agreement.

                             Beneficial Ownership of          Number of               Ownership of
                               Common Stock Before           Shares Being           Common Stock After
                                   the Offering                Offered                the Offering (1)
                             -----------------------         ------------         ------------------------

                             Number Of                                            Number Of
        Name                  Shares         Percent                                Shares        Percent
---------------------        ------------   --------                              ------------   ---------
Rainwater-Magellan
  Holdings, L.P.             6,000,000        19.6           2,000,000 (2)        4,000,000        14.0


------------------------------------


(1)      Assumes that all Shares being offered are sold.

(2) No more than 40,000 Shares may be sold by the Selling Stockholder or its affiliates prior to January 25, 1997. Further, prior to January 25, 2000, the Selling Stockholder or its affiliates may not sell or transfer in a privately negotiated transaction to a single purchaser and its affiliates or any "group" (as defined in Rule 13d-5(b)(1) under the Exchange Act) Shares (including shares underlying the Warrant) which would equal or exceed five percent (5%) of the Common Stock then outstanding on a fully-diluted basis.


                              PLAN OF DISTRIBUTION

         The Warrant Shares may be sold from time to time by the Selling Stockholder on the New York Stock Exchange or any national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, through negotiated transactions or otherwise. Certain transfer restrictions have been placed on the Warrant Shares offered hereby pursuant to the Stock and Warrant Purchase Agreement, which in general restrict the sale of the Shares prior to January 25, 1997. See "Recent Developments -- Sale of Common Stock and Warrant". The Warrant Shares will be sold at prices and on terms then prevailing, at prices related to the then current market price or at negotiated prices. The Selling Stockholder may effect sales of the Warrant Shares directly or by or through agents, brokers, dealers or underwriters and the Warrant Shares may be sold by one or more of the following methods: (a) underwritten public offerings, (b) ordinary brokerage transactions, (c) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus, (d) in "block" sales, and (e) privately negotiated transactions. At the time a particular offer is made, a Prospectus Supplement, if required, will be distributed that sets forth the name or names of agents, broker-dealers or underwriters, any commissions and other terms constituting compensation and any other required information. In effecting sales, broker-dealers engaged by the Selling Stockholder and/or the purchasers of the Warrant Shares may arrange for other broker-dealers to participate. Broker-dealers will receive commissions, concessions or discounts from the Selling Stockholder and/or the purchasers of the Warrant Shares in amounts to be negotiated prior to the sale. Sales will be made only through broker-dealers registered as such in a subject jurisdiction or in transactions exempt from such registration. As of the date of this Prospectus, there are no selling arrangements between the Selling Stockholder and any broker or dealer.

         In offering the Warrant Shares, the Selling Stockholder and any brokers, dealers or agents who participate in a sale of the Warrant Shares by the Selling Stockholder may be considered "underwriters" within the meaning of
Section 2(11) of the 1933 Act, and any profits realized by the Selling Stockholder and the compensation of any broker/dealers may be deemed to be underwriting discounts and commissions.

         As required by the Stock and Warrant Purchase Agreement, Magellan has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the Warrant Shares. Magellan has agreed to keep the Registration Statement current and effective, with certain exceptions, for so long as the Selling Stockholder and its affiliates collectively own at least 25% of the Shares (including the Warrant Shares) issued pursuant to the Stock and Warrant Purchase Agreement.

         Magellan will not receive any of the proceeds from the sale of the Warrant Shares by the Selling Stockholder. Magellan will bear the costs of registering the Warrant Shares under the 1933 Act, including the registration fee under the 1933 Act, its legal and accounting fees and any printing fees. The Selling Stockholder will bear the cost of underwriting commissions and/or discounts, if any, and selling commissions.

         Pursuant to the terms of the Stock and Warrant Purchase Agreement, Magellan and the Selling Stockholder have agreed to indemnify each other and certain other related parties for certain liabilities, including liabilities under the 1933 Act, in connection with the registration of the Warrant Shares.

                                  LEGAL MATTERS

         The legality of the Shares are passed upon for the Selling Stockholder by Steve J. Davis, Esq., Executive Vice President, Administrative Services and General Counsel of the Company, 3414 Peachtree Road, N.E., Atlanta, Georgia 30326.

                                     EXPERTS

         The audited consolidated financial statements and schedule of Magellan Health Services, Inc. and subsidiaries included in the Magellan Annual Report on Form 10-K for the year ended September 30, 1996 incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

         Future consolidated financial statements and schedules of Magellan Health Services, Inc. and subsidiaries and the reports thereon of Arthur
Andersen LLP also will be incorporated by reference in this Registration Statement of which this Prospectus is a part in reliance upon the authority of that firm as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

-------------------------------------------        -----------------------------
No person has been authorized in connection
with the offering  made hereby to give  any
information or to  make any  representation
not  contained in  this  Prospectus and, if
given  or   made,  such    information   or              2,000,000 SHARES
representation  must not be relied  upon as
having  been authorized by Magellan  or the
Selling Stockholder.  This Prospectus  does              MAGELLAN HEALTH
not  constitute  an  offer  to   sell  or a              SERVICES, INC.
solicitation  of an offer to buy any of the
securities   offered    hereby    in    any
jurisdiction  in  which it  is unlawful  to
make such  offer or  solicitation.  Neither               COMMON STOCK
the delivery of  this  Prospectus  nor  any
sale  made   hereunder  shall,  under   any
circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.



    ---------------------------                    -----------------------------
                                                            PROSPECTUS
                                                   -----------------------------



          TABLE OF CONTENTS

Available Information.....................2
Incorporation of Certain Documents
  by Reference............................2
Risk Factors..............................3
The Company...............................9
Recent Developments......................10
Use of Proceeds..........................11
Price Range of Common Stock
  and Dividend Policy....................12
Capitalization...........................12
Selected Financial Information...........13
Selling Stockholder......................14
Plan of Distribution.....................14
Legal Matters............................15
Experts  ................................15






                                                       January    , 1997




------------------------------------------         ----------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.        Other Expenses of Issuance and Distribution

         Securities and Exchange Commission Registration Fee               $13,484.85
         Legal Fees and Expenses                                            10,000.00
         Accounting Fees and Expenses                                        4,000.00
         Blue Sky Fees and Expenses (including legal fees and expenses)      1,000.00
         Printing                                                            5,000.00
         Miscellaneous                                                       6,515.15
                                                                           ----------
           Total                                                           $40,000.00
                                                                           ==========

         All of the above items, except for the registration fee, are estimates. Although the Selling Stockholder will not bear any of the expenses set forth above, the Selling Stockholder will bear the cost of underwriting commissions and/or discounts, if any, and selling commissions.

Item 15.        Indemnification of Directors and Officers

         The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

         Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; provided that indemnification provided for by Section 145 or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

         Article VII of the Bylaws of Magellan provide, in substance, that Magellan shall indemnify directors and officers against all liability and related expenses incurred in connection with the affairs of Magellan if: (a) in the case of actions not by or in the right of Magellan, the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Magellan, and (with respect to a criminal proceeding) had no reasonable cause to believe his conduct was unlawful; and (b) in the case of actions by or in the right of Magellan, the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Magellan, provided that no indemnification shall be made for a claim as to which the director or officer is adjudged liable to Magellan unless (and only to the extent that) an appropriate court determines that, in view of all the circumstances, such person is fairly and reasonably entitled to indemnity.

         In addition, Section 102(b)(8) of the DGCL permits Delaware corporations to include a provision in their certificates of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) for unlawful payment of dividends or other unlawful distributions, or (iv) for any transactions from which the director derived an improper personal benefit. Article Twelve of Magellan's Certificate of Incorporation sets forth such a provision.

         Magellan maintains directors' and officers' liability insurance with various providers in the aggregate amount of $60 million.

         The Selling Stockholder has agreed to indemnify the Company, its directors and officers (who sign the Registration Statement), and certain controlling persons against certain liabilities, including liabilities under the 1933 Act subject to such limitations as set forth in the Stock and Warrant Purchase Agreement.

         The foregoing summaries are necessarily subject to the complete text of the statutes, Certificate of Incorporation, Bylaws, insurance policies and agreements referred to above and are qualified in their entirety by reference thereto.

         For the undertaking with respect to indemnification, see Item 17.

Item 16.          Exhibits

         4.1 Restated Certificate of Incorporation of the Company, as filed in Delaware on October 16, 1992, which was filed as Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended September 30, 1992, and is incorporated herein by reference.
         4.2 Certificate of Ownership and Merger merging Magellan Health Services, Inc. (a Delaware corporation) into Charter Medical Corporation (a Delaware corporation), as filed in Delaware on December 21, 1995, which was filed as Exhibit 3(c) to the
                  Company's Annual Report on Form 10-K for the year ended September 30, 1995, and is incorporated herein by reference.
         4.3 Form of Share Purchase Rights Plan among the Company and First Union National Bank of North Carolina, N.A., which was filed as Exhibit 2.5 to the Company's Registration Statement on Form 8-A dated July 8 1992, and is incorporated herein by reference.
         4.4 Stockholders' Agreement, dated December 13, 1995, among Green Spring Health Services, Inc., Blue Cross and Blue Shield of New Jersey, Inc., Health Care Service Corporation, Independence Blue Cross, Pierce County Medical Bureau, Inc. and the Company, which was filed as Exhibit 4(d) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1995, and is incorporated herein by reference.
         4.5 Exchange Agreement, dated December 13, 1995, among Blue Cross and Blue Shield of New Jersey, Inc., Health Care Service Corporation, Independence Blue Cross, Pierce County Medical Bureau, Inc. and the Company, which was filed as Exhibit 4(e) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1995, and is incorporated herein by reference.

          4.6 Stock and Warrant Purchase Agreement, dated December 22, 1995, between the Company and Richard E. Rainwater, which was filed as Exhibit 4(f) to the Company's quarterly report on Form 10-Q for the quarterly period ended December 31, 1995, and is incorporated herein by reference.
          4.7 Amendment No. 1 to Stock and Warrant Purchase Agreement, dated January 25, 1996, between the Company and Rainwater-Magellan Holdings, L.P., which was filed as Exhibit 4(a) to the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 1996, and is incorporated by reference herein.
          5.1 Opinion of Steve J. Davis as to the legality of the Common Stock to be registered.
         23.1     Consent of Steve J. Davis (included in Exhibit 5.1)
         23.2     Consent of Arthur Andersen LLP.
         24.1     Powers of Attorney.

------------------------------------


Item 17.          Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this Registration
Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         Provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), that are incorporated by reference in this Registration Statement.

       (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       The undersigned registrant hereby undertakes that for purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling persons of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 23rd day of January, 1997.


                                               MAGELLAN HEALTH SERVICES, INC.



                                               By:/s/ Howard A. McLure
                                               ------------------------------
                                               Howard A. McLure
                                               Vice President and Controller
                                               (Principal Accounting Officer)


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on January 23, 1997 in the capacities and on the date indicated.




*                                              Date:   January 23, 1997
-----------------------------------            ------------------------
E. Mac Crawford
President and Chairman of the Board
(Principal Executive Officer)



*                                              Date:   January 23, 1997
-----------------------------------            ------------------------
Craig L. McKnight
Executive Vice President and
 Chief Financial Officer
(Principal Financial Officer)


/s/ Howard A. McLure                           Date:   January 23, 1997
-----------------------------------            ------------------------
Howard A. McLure
Vice President and Controller
(Principal Accounting Officer)



                                               Date:   January 23, 1997
-----------------------------------            ------------------------
Edwin M. Banks
Director

*                                              Date:   January 23, 1997
-----------------------------------            ------------------------
G. Fred DiBona, Jr.
Director



*                                              Date:   January 23, 1997
-----------------------------------            ------------------------
Andre C. Dimitriadis
Director



*                                              Date:   January 23, 1997
-----------------------------------            ------------------------
A. D. Frazier, Jr.
Director



*                                              Date:   January 23, 1997
-----------------------------------            ------------------------
Raymond H. Kiefer
Director



*                                              Date:   January 23, 1997
-----------------------------------            ------------------------
Gerald L. McManis
Director



*                                              Date:   January 23, 1997
-----------------------------------            ------------------------
Darla Moore
Director


*The undersigned Attorney-in-Fact, by signing his name below, does hereby sign this Registration Statement on behalf of the indicated officers and directors of the Registrant pursuant to a Power of Attorney executed by such persons and filed with the Securities and Exchange Commission.


By:  /s/ Howard A. McLure                       Date:   January 23, 1997
    -------------------------------             ------------------------
       Howard A. McLure

                                INDEX TO EXHIBITS


Exhibit
4.1  Restated  Certificate of Incorporation of the Company, as filed in Delaware on  October  16,  1992,  which was filed as Exhibit  3(a) to the  Company's
     Annual Report on Form 10-K for the year ended  September  30, 1992,  and is
     incorporated herein by reference.                                               IBR

4.2  Certificate of Ownership and Merger merging Magellan Health Services,  Inc.
     (a Delaware  corporation)  into  Charter  Medical  Corporation  (a Delaware corporation), as filed in Delaware on December 21, 1995, which was filed as
     Exhibit 3(c) to the Company's Annual Report on Form 10-K for the year ended
     September 30, 1995, and is incorporated herein by reference.                    IBR

4.3  Form of Share  Purchase  Rights  Plan  among the  Company  and First  Union
     National Bank of North  Carolina,  N.A.,  which was filed as Exhibit 2.5 to the Company's Registration Statement on Form 8-A dated July 6, 1992, and is
     incorporated herein by reference.                                               IBR

4.4  Stockholders' Agreement, dated December 13, 1995, among Green Spring Health
     Services, Inc., Blue Cross and Blue Shield of New Jersey, Inc., Health Care
     Service Corporation, Independence Blue Cross, Pierce County Medical Bureau,
     Inc.  and the  Company,  which was filed as Exhibit  4(d) to the  Company's
     Quarterly  Report on Form 10-Q for the quarterly  period ended December 31,
     1995, and is incorporated herein by reference.                                  IBR

4.5  Exchange  Agreement,  dated  December 13,  1995,  among Blue Cross and Blue
     Shield of New Jersey, Inc., Health Care Service  Corporation,  Independence
     Blue Cross, Pierce County Medical Bureau,  Inc. and the Company,  which was filed as Exhibit 4(e) to the  Company's  Quarterly  Report on Form 10-Q for
     the quarterly period ended December 31, 1995, and is incorporated herein by
     reference.                                                                      IBR

4.6  Stock and Warrant Purchase Agreement,  dated December 22, 1995, between the
     Company and Richard E.  Rainwater,  which was filed as Exhibit  4(f) to the
     Company's  quarterly  report on Form 10-Q for the  quarterly  period  ended
     December 31, 1995, and is incorporated herein by reference.                     IBR

4.7  Amendment No. 1 to Stock and Warrant Purchase Agreement,  dated January 25,
     1996, between the Company and Rainwater-Magellan Holdings, L.P., which  was filed as Exhibit 4(a) to the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 1996, and is incorporated by reference
     herein.                                                                         IBR

5.1 Opinion of Steve J. Davis as to the legality of the Common Stock to be registered.

23.1 Consent of Steve J. Davis (included in Exhibit 5.1)

23.2 Consent of Arthur Andersen LLP.

24.1 Powers of Attorney.

------------------------------------






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